Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 16th June 2005

82-34

Wildcat Exploration Wells

Ras Abu Darag 1/ST 2 (previously known as Osage)

Type	Oil Exploration	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 15/06/05 (Cairo Time)	Washing and reaming tight hole following bit trip. The current depth is 5009m with 7m progress for the week.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

During the week ending 16th June, 2005 Santos Limited also participated in 5 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 16th June 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2 ST4

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35.0km SW of the Oyong Field, and some 40km SE of Surabaya. Jeruk 2 ST4 is an appraisal sidetrack to be drilled out of the existing Jeruk 2 wellbore.	
Status at 0300hrs 16/06/05	Pressure testing BOPs having set intermediate casing. The current depth is 3630m with 334m progress for the week.	
Planned Total Depth (Rev.)	5570m	
Interest	Santos Group	45.0%
	Singapore Petroleum Sampang Ltd	40.0%
	Cue Sampang Pty Ltd	15.0%
Operator	Santos	

Tanggulangin 4 ST1

Type	Oil Appraisal	
Location	Onshore Indonesia Brantas PSC, East Java Basin. 1.0km N of Tanggulangin 1, 5.0km E of the Wunut Field facilities, and some 35km S of Surabaya.	
Status at 0600hrs 15/06/05	Preparing to run a permanent casing packer to isolate lower section of hole. The well is at total depth of 1143m with no progress for the week.	
Planned Total Depth	1073m	
Interest	Lapindo Brantas	50%
	Novus Indonesia Brantas Company	32%
	Santos Group	18%
Operator	Lapindo Brantas	

Carmina 2

Type	Oil Appraisal	
Location	PPL 86, South Australia, Cooper Basin 500m NW of Carmina 1 and some 50km SE of the Moomba Gas Plant.	
Status at 0600hrs 16/06/05	Drilling ahead. The current depth and progress for the week is 841m. Carmina 2 spudded on 13/06/05.	
Planned Total Depth	1565m	
Interest	Santos Group	66.60%
	Delhi	20.21%
	Origin Energy Resources	13.19%
Operator	Santos Group	

M.E. Garcia 1

Type	Gas Delineation Texas, USA	
Location	North Raymondville Prospect, Willacy County Approximately 6km NE of Santos' Petru Gas Field.	
Status at 0600hrs 15/06/05	Preparing to run intermediate wireline logs. The current depth is 3556m with 516m progress for the week.	
Planned Total Depth	4511m	
Interest	Santos Group	75%WI
	Sabco	25%WI
Operator	Santos Group	

During the week ending 16th June, 2005 Santos Limited also participated in 5 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 16th June 2005

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

Matrix 1

Type	Near Field Oil & Gas Exploration. Queensland, Cooper Basin former Total 66 Block		
Location	PL34, 9.5km S of the Roseneath field, 10.5km NW of the Iliad field and 105km SSW of the Ballera Gas Plant.		
Status at 0600hrs 16/06/05	Matrix 1 has been cased and suspended pending completion as a future Permian Gas Producer. The well reached a total depth of 1824m with no progress for the week. Drill Stem Test 1 of the Early Permian Epsilon Formation over the interval 1770m-1795m flowed gas to surface at a rate of 14160 cubic metres per day (0.5 mmcfd) through a 13mm (1/2") surface choke. The rig was released on 15/06/05 and is moving to Fly Lake 16, a Gas Development Well in PPL14.		
Planned Total Depth	1829m		
Interest		**SWQ GAS**	**Block Oil**
	Santos Group	60.0625%	70%
	Delhi	23.2%	30%
	Origin	16.5%	
	Origin CSG Ltd.	.2375%	
Operator	Santos Group		

FOR FURTHER INFORMATION PLEASE CONTACT:

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)